Exhibit 99.109

SOLARBANK CORPORATION
(Formerly Abundant Solar Energy Inc.)

Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)

For the three and six months ended December 31,2023 and 2022

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Notes	December 31, 2023	June 30, 2023
Assets
Current assets:
Cash		$24,914,920	$749,427
Short-term investment	3	220,000	6,550,000
Trade and other receivables	4	3,493,337	3,837,207
Unbilled revenue		3,125,019	7,405,866
Prepaid expenses and deposits	5	4,686,482	3,054,678
Inventory	7	1,045,254	448,721
		37,485,012	22,045,899
Non-current assets
Property, plant and equipment	6	2,283,215	950,133
Right-of-use assets	11	895,041	144,487
Development asset	8	6,595,639	1,106,503
Goodwill	16	5,689,227	-
Investment	18	3,187,515	722,515
		18,650,637	2,923,638
Total assets		$56,135,649	$24,969,537
Liabilities and Shareholder’s equity
Current liabilities:
Trade and other payables	9	$11,747,280	$4,713,497
Unearned revenue	10	16,286,018	1,150,612
Current portion of long-term debt	12	345,785	151,111
Loan payables		42,816	-
Tax payable		-	929,944
Current portion of lease liability	11	112,258	44,961
Current portion of tax equity	13	79,758	93,751
Non-current liabilities:		28,613,915	7,083,876
Long-term debt	12	2,811,979	759,259
Lease liability	11	823,992	128,350
Tax equity	13	327,487	366,856
		3,963,458	1,254,465
Total liabilities		$32,577,373	$8,338,341

Shareholders’ equity:
Share capital	15	8,984,448	6,855,075
Contributed surplus		3,652,023	3,001,924
Accumulated other comprehensive income		(218,547)	(116,759)
Retained earnings		8,734,132	6,652,551
Equity attributable to shareholders of the company		21,152,056	16,392,791
Non-controlling interest	17	2,406,220	238,405
Total equity		23,558,276	16,631,196
Total liabilities and shareholders’ equity		$56,135,649	$24,969,537

Approved and authorized for issuance on behalf of the Board of Directors on February 21, 2024 by:

“Richard Lu”	“Sam Sun”
Richard Lu, CEO, and Director	Sam Sun, CFO

See accompanying notes to these condensed interim consolidated financial statements.

2

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Expressed in Canadian dollars)

(Unaudited)

		Three Months Ended December 31		Six Months Ended December 31
	Notes	2023	2022	2023	2022
Revenue from EPC services		$18,429,025	$2,932,635	$24,042,040	$8,398,177
Revenue from development fees		67,668	-	2,079,418	-
Revenue from other services		147,112	32,299	203,608	47,209
		18,643,805	2,964,934	26,325,066	8,445,386
Cost of goods sold		(16,109,886)	(1,926,479)	(21,444,452)	(6,844,012)
Gross profit		2,533,919	1,038,455	4,880,614	1,601,374
Operating expense:
Advertising and promotion		(974,893)	(38,613)	(1,478,702)	(38,613)
Consulting fees		(150,600)	(153,960)	(301,200)	(327,429)
Depreciation		(49,320)	(13,593)	(71,298)	(23,339)
Insurance		(88,012)	(34,002)	(127,258)	(57,788)
Office, rent and utilities		(172,991)	(63,467)	(257,235)	(149,129)
Professional fees		(782,240)	(145,246)	(1,082,831)	(191,049)
Salary and Wages		(275,335)	(349,062)	(477,416)	(415,965)
Stock based compensation		(220,519)	-	(650,099)	-
Travel and accommodation		(126,971)	(92,019)	(171,234)	(112,902)
Total operating expenses		(2,840,881)	(889,962)	(4,617,273)	(1,316,214)
Other income (loss)
Interest income		75,567	34,363	158,736	34,363
Interest expense		(126,212)	(44,006)	(150,293)	(76,788)
Other income (expense)	4,16	363,853	(12,308)	1,735,690	109,764
Net income before taxes		$6,246	$126,542	$2,007,474	$352,499
Income tax refund (expense)		(21,753)	-	15,987	-
Net income (loss)		$(15,507)	$126,542	$2,023,461	$352,499
Current translation adjustments, net of tax of $nil		(188,554)	(37,074)	(101,788)	(98,549)
Net income (loss) and comprehensive income (loss)		$(204,061)	$89,468	$1,921,673	$253,950
Net income attributable to:
Shareholders of the company		39,872	126,542	2,074,491	352,499
Non-controlling interest		(55,379)	-	(51,030)	-
Net Income (loss)		$(15,507)	$126,542	$2,023,461	$352,499
Total income (loss) and comprehensive income (loss) attributable to:
Shareholders of the company		(153,031)	89,468	1,927,703	253,950
Non-controlling interest		(51,030)	-	(51,030)	-
Total income (loss) and comprehensive income (loss)		$(204,061)	$89,468	$1,921,673	$253,950
Earning (loss) per share
Basic		(0.00)	0.01	0.08	0.02
Diluted		(0.00)	0.01	0.05	0.02
Weighted average number of common shares outstanding
Basic		27,039,075	16,000,000	26,922,629	16,000,000
Diluted		37,466,187	16,000,000	37,448,058	16,000,000

See accompanying notes to these condensed interim consolidated financial statements

3

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Note	No. of Shares	Share Capital	Share Option Reserve	Retained Earnings	Accumulated OCI	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance at June 30, 2022		16,000,000	$1,000	$-	$4,410,565	$73,767	$4,485,332	$(44,717)	$4,440,615
Net income for the period		-	-		352,499	-	352,499	-	352,499
Convertible debentures – equity component				113,636			113,636		113,636
Other comprehensive loss		-	-		-	(98,549)	(98,549)	-	(98,549)
Balance at December 31,2022		16,000,000	$1,000	$113,636	$4,763,064	$(24,782)	$4,852,918	$(44,717)	$4,808,201

Balance at June 30, 2023		26,800,000	$6,855,075	$3,001,924	$6,652,551	$(116,759)	$16,392,791	$238,405	$16,631,196
Net income for the period		-	-	-	2,074,491	-	2,074,491	(51,030)	2,023,461
Common shares issued, net of costs		2,200	21,659	-	-	-	21,659	-	21,659
Warrant exercised	15(c)	55,000	41,250	-	-	-	41,250	-	41,250
RSU granted	15(e)	-	-	48,181	-	-	48,181	-	48,181
Share-based compensation	15(d)	-	-	601,918	-	-	601,918	-	601,918
Other comprehensive income		-	-	-	-	(101,788)	(101,788)	8,172	(93,616)
OFIT GM and OFIT RT acquisition	16	278,875	2,066,464	-	-	-	2,066,464	2,508,989	4,575,453
Acquisition of NCI of Solar alliance DevCo	16	-	-	-	7,090	-	7,090	(298,316)	(291,226)
Balance at September 30,2023		27,136,075	$8,984,448	$3,652,023	$8,734,132	$(218,547)	$21,152,056	$2,406,220	$23,558,276

See accompanying notes to condensed interim consolidated financial statements

4

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Six months ended December 31,
In Canadian Dollars	2023	2022

Operating activities:
Net income (loss)	$2,023,461	$352,499

Items not involving cash:
Depreciation	71,298	23,339
Interest accretion on convertible debentures	-	28,409
Interest expenses	80,472	17,243
Changes in ITC Distribution	(69,821)	-
Gain from acquisition of NCI	(195,893)	-
Share-based compensation	601,918	-
Warrants and RSU vested	48,181	-
	2,559,616	421,490
Changes in non-cash working capital balances:
Trade and other receivable	3,867,066	(3,452,992)
Contract fulfilment costs	3,011	3,660,468
Inventory	(605,118)	(348,735)
Prepaids	(1,652,808)	(111,511)
Trade and other payables	7,049,299	(183,549)
Advance from customer	15,560,451	-
Income tax payable	12,826	18,363
Changes in due to related parties	(49,761)	750,053
Cash provided by operating activities	26,744,582	753,587

Investing activities:
Acquisition of property, plant and equipment	(42,908)	-
Acquisition of development asset	(5,596,634)	-
Redemption of GIC	6,330,000	-
Net cash acquired from acquisition	11,155	-
Acquisition of NCI	(95,333)
Investment in partnership units	(2,465,000)	-
Cash used in investing activities	(1,858,720)	-

Financing activities:
Net proceeds from convertible loan	-	1,250,000
Proceeds from issuance of common shares, net transaction costs	21,659	-
Net proceeds from broker warrants exercised	41,250	-
Repayment of lease obligation	(52,050)	(8,991)
Repayment of short-term loans	-	(595,712)
Repayment of long-term debts	(203,223)	(388,666)
Cash provided by (used in) financing activities	(192,364)	256,631

Effect of changes in exchange rates on cash	(528,005)	(53,138)
Increase (decrease) in cash	24,165,493	957,080
Cash and cash equivalents, beginning	749,427	931,977
Cash and cash equivalents, ending	24,914,920	1,889,057
Supplementary of cash flow provided by operating activities:
Interest received	158,736	-
Interest paid	69,028	19,319
Income tax paid	928,627	-

See accompanying notes to condensed interim consolidated financial statements.

5

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of operations:

SolarBank Corporation (formerly Abundant Solar Energy Inc.) (the “Company”) was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in the province of Ontario and New York state. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023.

2.	Material accounting policy information

(a)	Statement of compliance and basis of preparation:

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2023.

These condensed interim consolidated financial statements were prepared on a going concern basis.

The board approved these condensed interim consolidated financial statements of directors for issue on February 21, 2024.

(b)	Basis of consolidation:

These condensed interim consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balance, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

6

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

2.	Material accounting policy information (continued)

Name	Method of accounting	Ownership interest
Abundant Solar Power Inc.	Consolidation	100%
Abundant Construction Inc.	Consolidation	100%
Abundant Energy Solutions Ltd.	Consolidation	100%
2467264 Ontario Inc.	Consolidation	49.9%
OFIT GM Inc.	Consolidation	49.9%
OFIT RT Inc.	Consolidation	49.9%
Solar Alliance Energy DevCo LLC(1)	Consolidation	100%
Solar Alliance TE HoldCo 1, LLC(1)	Consolidation	100%
Solar Alliance VC1 LLC(1)	Consolidation	100%
Abundant Solar Power (US1) LLC(1)	Consolidation	100%
Abundant Solar Power (New York) LLC	Consolidation	100%
Abundant Solar Power (Maryland) LLC	Consolidation	100%
Abundant Solar Power (RP) LLC	Consolidation	100%
SUNN 1011 LLC	Consolidation	100%
SUNN 1012 LLC	Consolidation	100%
Abundant Solar Power (CNY) LLC	Consolidation	100%
SUNN 1016 LLC	Consolidation	100%
Abundant Solar Power (TZ1) LLC	Consolidation	100%
Abundant Solar Power (M1) LLC	Consolidation	100%
Abundant Solar Power (J1) LLC	Consolidation	100%
Abundant Solar Power (Steuben) LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY- MARKHAM HOLLOW RD-001) LLC	Consolidation	100%
SUNN 1015 LLC	Consolidation	100%
SUNN 1002 LLC	Consolidation	100%
SUNN 1003 LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY-Richmond-002) LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY-Richmond-003) LLC	Consolidation	100%
SUNN 1006 LLC	Consolidation	100%
SUNN 1007 LLC	Consolidation	100%
SUNN 1008 LLC	Consolidation	100%
SUNN 1009 LLC	Consolidation	100%
SUNN 1010 LLC	Consolidation	100%
SUNN (203 Fuller Rd) LLC	Consolidation	100%
SUNN 1001 LLC	Consolidation	100%
Abundant Solar Power (USNY-6882 Rice Road-001) LLC	Consolidation	100%
Abundant Solar Power (LCP) LLC	Consolidation	100%
Abundant Solar Power (SB13W) LLC	Consolidation	100%
Abundant Solar Power (SB13N) LLC	Consolidation	100%
Abundant Solar Power (Dutch Hill 2) LLC	Consolidation	100%
Abundant Solar Power (Dutch Hill 3) LLC	Consolidation	100%
SUNN 1004 LLC	Consolidation	100%

(1)	The Company acquired the remaining shares from the non-controlling interest shareholders during the three months ended December 31, 2023 and owns 100% interest of these subsidiaries.

7

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

2.	Material accounting policy information (continued)

(c)	New standards and amendments adopted by the Company:

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended June 30, 2023, except for the adoption of new standards effective as of July 1, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The amendments below apply for the first time effective July 1, 2023, but do not have an impact on the condensed interim consolidated financial statements of the Company.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued amendments to IAS 8 to clarify how reporting entities should distinguish changes in accounting policies from changes in accounting estimates. The amendments include a definition of “accounting estimates” as well as other amendments to IAS 8 that will help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction between these two types of changes is important as changes in accounting policies are normally applied retrospectively to past transactions and events, whereas changes in accounting estimates are applied prospectively to future transactions and events.

IAS 1 – Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” aiming to improve accounting policy disclosures. The amendments to IAS 1 require reporting entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures.

8

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

3.	Short-term investments

Short-term investments consist of investments with market values closely approximating book values and original maturities between three and twelve months at the time of purchase.

As at December 31, 2023, the Company has one GIC in short-term investment of $220,000. The GIC has one year term and with interest rate of 4.95%.

As at June 30, 2023, the Company has two GICs in short-term investment totaling $6,550,000. The GIC of $2,980,000 has one year term and with interest rate of 4.7%. The GIC of $3,570,000 has one year term and with interest rate of 4.95%.

4.	Trade and other receivables

	December 31, 2023	June 30, 2023

Accounts receivable, net	$3,304,767	$1,978,834
Receivable from Solar Flow-Through (1)	-	1,537,357
Other receivable	188,571	321,016
	$3,493,337	$3,837,207

(1)	In 2017, the Company entered into a sales contract with a group of limited partnerships known as Solar Flow-Through Funds (“SFT”) to provide development services for solar photovoltaic projects. The aged receivable of $1,457,489 from SFT as at June 30, 2023 was collected during the six months ended December 31, 2023. Additional $1,462,752 was collected and recorded in other income as accounts receivable recovery for the six months ended December 31, 2023. The Company owns partnership units in SFT, see Note 18.

5.	Prepaid expenses and deposits

	December 31, 2023	June 30, 2023

Interconnection deposits(1)	$-	$469,725
Construction in progress deposit(2)	4,240,359	1,623,209
Security deposits	12,352	12,352
Prepaid insurance	277,850	74,373
Prepaid marketing expenses(3)	28,109	782,101
Other prepaids and deposits	127,812	92,918
	$4,686,482	$3,054,678

(1)	Interconnection deposits are made to the utility companies for the connection cost of each project that completes a CESIR report (Coordinated Electric System Interconnection Review) with that utility. The utility companies complete their analysis and provide an estimated cost to connect the project to the grid when ready. To hold the place in the utility line and reserve grid capacity for said project, the estimated connection cost must be paid ahead of time which is what comprises the interconnection deposits amount. The Interconnection deposit would become a part of the cost of sales once the projects reach commercial operation.

(2)	Deposits related prepayments made on the purchase of raw materials required for construction of Independent Power Producer projects, Geddes and Settling Basins, located in New York, USA.

(3)	The Company hired investor relations and marketing consultant companies to increase the Company’s visibility in the market and to explore over-seas markets. The balance is related to the payment made to these marketing consultant companies.

9

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

6.	Property, Plant and Equipment

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2022	$59,984	83,706	-	-	$143,690
Additions	-	-	-	-	-
Balance, December 31, 2022	$59,984	83,706	-	-	$143,690

Accumulated amortization:
Balance, June 30, 2022	$49,973	68,603	-	-	$118,576
Amortization	2,838	1,489	-	-	4,327
Balance, December 31, 2022	$52,811	70,092	-	-	$122,903
Net Book Value, December 31, 2022	$7,173	13,614	-	-	$20,787

Cost:
Balance, June 30, 2023	$19,256	50,253	-	937,194	$1,006,703
Additions	-	7,300	35,608	1,324,499	1,367,407
Balance, December 31, 2023	$19,256	57,553	35,608	2,261,693	$2,374,110

Accumulated amortization:
Balance, June 30, 2023	$13,876	42,694	-	-	$56,570
Amortization	1,320	786	885	30,752	33,743
Foreign currency impact	-	-	-	582	581
Balance, December 31, 2023	$15,196	43,480	885	31,334	$90,895
Net Book Value, December 31, 2023	$4,060	14,073	34,723	2,230,359	$2,283,215

10

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

7.	Inventory

As of December 31, 2023 and 2022, the Company’s inventory is comprised of development costs for the solar projects.

Balance, June 30, 2022	195,920
Additions: development costs	428,191
Minus: development costs expensed to cost of goods sold	-
FX Impact	11,168
Balance, December 31, 2022	$635,279

Balance, June 30, 2023	448,721
Additions: development costs	775,122
Minus: development costs expensed to cost of goods sold	(170,155)
FX Impact	(8,434)
Balance, December 31, 2023	$1,045,254

8.	Development asset

Development projects are depreciated over the useful lives of the resulting assets once they become operational. The balance in development assets include costs incurred on self-owned projects. Detail of costs as at December 31, 2023 are as follows:

Interconnection and permitting	$1,080,093
Modules	2,019,964
Inverter	175,033
Racking	847,690
Datalogger	23,613
Engineering	77,604
Installation	2,255,663
Balance of system	110.424
Construction	5,555
$6,595,639

11

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

9.	Trade and other payables

	December 31, 2023	June 30, 2023

Accounts payable and accrued liabilities	$9,214,373	$1,542,849
Due to related party	-	63,754
Other payable (1)	2,532,907	3,106,894
	$11,747,280	$4,713,497

(1)	Balance includes $2,168,122 NYSERDA grants to be paid to various projects.

10.	Unearned revenue

As of December 31, 2023, the Company’s unearned revenue mostly consists of payments received for EPC projects not started yet.

Balance, June 30, 2023	$1,150,612
Additional payments received	15,135,406
Recognized to revenue	-
Balance, December 31, 2023	$16,286,018

11.	Right of use assets and lease liabilities

The Company leases office space in 2022 in Canada. The lease started on May 1, 2022, with a five-year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on annual basis. On December 1, 2023, the Company leased additional office space, which increased monthly rent to $5,091. The right of use (“ROU”) and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%.

On November 1, 2023, the Company acquired shares of OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT”) (see Note 16). The OFIT companies leased five properties where independent power producer (“IPP”) facilities are located. The leases commenced during the period from August 28, 2017 to October 6, 2017, each with a 20 year lease term. Two leases are paid on a monthly basis and three leases are paid on a quarterly basis. The monthly lease payments are in the range of $502 to $2,456 and quarterly lease payments are in the range of $1,250 to $8,125. The right of use asset and lease liabilities were treated as new assets and liabilities starting from acquisition date of November 1, 2023 in accordance to IFRS 3. The ROU and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 12.5%.

12

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

11.	Right of use assets and lease liabilities (continued)

The continuity of the right-of-use as of December 31, 2023 is as follows:

Right-of- use assets	Office	IPP Facilities	Total
Cost:
Balance, June 30, 2023	$197,719	-	197,719
Addition	116,168	671,941	788,109
Balance, December 31, 2023	$313,887	671,941	985,828

Accumulated amortization:
Balance, June 30, 2023	$53,232	-	53,232
Amortization:	26,334	11,221	37,555
Balance, December 31, 2023	$79,566	11,221	90,787
Net Book Value, December 31, 2023	$234,321	660,720	895,041

The continuity of the lease liabilities as of December 31, 2023 is as follows:

Lease liabilities	Office	IPP Facilities	Total
Balance, June 30, 2023	$173,311	-	173,311
New obligations	116,168	671,941	788,109
Payments:	(30,560)	(21,490)	(52,050)
Interest accretion:	9,203	17,677	26,880
Balance, December 31, 2023	$268,122	668,128	936,250
Current	83,746	28,512	112,258
Long term	184,376	639,616	823,992
Net Book Value, December 31, 2023	$268,122	668,128	936,250

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of December 31, 2023 is as follows:

2024	$102,667
2025	218,013
2026	226,104
2027	124,389
2027 onward	956,545
Total	$1,627,717

13

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

12.	Long-term debt

	December 31, 2023	June 30, 2023
Highly Affected Sectors Credit Availability Program (1)	$814,815	$870,370
Canadian Emergency Business Account (2)	40,000	40,000
Long-term loans(3)	2,302,949	-
Total	3,157,764	910,370
Less: current portion	345,785	151,111
Long-term portion	$2,811,979	$759,259

(1)	In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual interest rate from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments are to commence in May 2022. During the three months and six month ended December 31, 2023, the interest recorded and paid was $8,397 and $17,077 (3-month and 6-month period ended December 31, 2022 - $9,803 and $19,325).

(2)	The Company received a Canada Emergency Business Account (“CEBA”) interest-free loan for a total of $60,000 from the Government of Canada. The loan bears interest at 0% per annum and is repayable by January 18, 2024. If $40,000 is repaid in full on or before January 18, 2024 and certain conditions are met, which include the use of funds for non-deferrable operating expenses only, $20,000 of the loan will be forgiven. Alternatively, on December 31, 2023, the Company can exercise the option to extend the loan for a two-year term which bears interest at 5% per annum.

The Company repaid the loan on January 8, 2024. Accordingly, the forgiveness portion of the $20,000 was recognized as government grant income during the year ended June 30, 2021 when the Company received the loan. The Company remains contingently liable as the Company will be required to repay the forgiven amount if the conditions are not met.

(3)	The Company obtained these loans as a result of acquisition of OFIT GM and OFIT RT. The loans were originally obtained on December 19, 2017 for a total principal amount of $4,248,495 and used interest rate swap agreements to fix the annual interest rate at 4.75%. The loans are guaranteed by Panasonic Corporation North America and collateralized by the solar projects, including related contracts such as FIT contract, EPC contract, site leases and similar contracts. The carrying value of solar projects was $6.45 million upon entering the loan agreements and the carrying value of solar projects as at December 31, 2023 was $1.31 million. The loans will mature on December 19, 2035 with interest payable quarterly commencing on March 19, 2018 and principal payments payable semi-annually commencing on June 19, 2018. The fair value of the loans recorded at acquisition date of November 1, 2023 were determined by using a discount rate of 12.5%. During the period from the acquisition date to December 31, 2023, the interest recorded and paid was $81,297 and interest accretion on fair value of the loans was $33,339.

Estimated principal repayments are as follows:

2024	$653,543
2025	634,714
2026	628,086
2027	427,157
2027 onwards	3,810,152
Total	$6,153,653

14

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

13.	Tax equity

On June 20, 2023, the Company acquired 67% membership interest in an entity which owns and operates certain solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the capital cost of the solar facilities. Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is affected by the allocation of ITCs, taxable income, and accelerated tax depreciation. Financing expenses represent the interest accretion using the EIR. The EIR of the tax equity was determined to be 9%, the loan value was $549,061 (USD 414,699), with a maturity date (representing the expected flip point as estimated) of 2028 and the percentage of ownership between 99%, reflecting the allocation of taxable income or loss prior to the flip date.

Tax equity investors in US solar projects generally require sponsor guarantees as a condition to their investment. To support the tax equity investments, the Company executed guarantees indemnifying the tax equity investors against certain breaches of project level representations, warranties and covenants and other events. The Company believe these indemnifications cover matters which are substantially under its control and are very unlikely to occur.

14.	Financial instruments

The Company as part of its operations carries financial instruments consisting of cash, short term investment, trade receivables, accounts payable and accruals, loan payable, lease liabilities, tax equity and long-term debt.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices. Iin active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.
●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. Investment in partnership units is carried at fair value using a Level 3 fair value measurement. Significant unoberservable inputs are used in discount cash flows method to determine the fair value of the partnership units, There were no transfers into or out of Level 3 during the period ended December 31, 2023.

The carrying amounts of trade and other receivables, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities, tax equity liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

15

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

14.	Financial instruments (continued)

(ii)	Concentration risk and economic dependence:

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Six months ended December 31, 2023	Revenue	% of Total Revenue
Customer B	$5,024,401	19%
Customer C	$2,507,976	10%
Customer D	$6,550,519	25%
Customer E	$11,659,809	44%

Six months ended December 31, 2022	Revenue	% of Total Revenue
Customer A	$5,783,272	68%

Three months ended December 31, 2023	Revenue	% of Total Revenue
Customer B	$5,081,531	27%
Customer C	$2,531,928	14%
Customer E	$9,648,059	52%

Three months ended December 31, 2022	Revenue	% of Total Revenue
Customer A	$1,851,848	62%

December 31, 2023	Account Receivable	% of Account Receivable
Customer D	$2,545,465	73%
Customer E	$565,412	16%

June 30, 2023	Account Receivable	% of Account Receivable
Customer D	$1,179,132	31%
Customer F	$1,537,357	40%

16

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

14.	Financial instruments (continued)

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

(iv)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

15.	Share Capital

(a)	Authorized

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

At December 31, 2023, the Company had 27,136,075 common shares issued and outstanding. A summary of changes in share capital and contributed surplus is contained on the consolidated statements of changes in shareholders’ equity.

During the six-months ended December 31, 2023, the Company issued the following shares:

i.	On September 20, 2023, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

ii.	In September, 2023, the Company sold a total of 2,200 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $22,000.

iii.	The Company has entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of OFIT GM and OFIT RT for consideration of 278,875 common shares of the Company that were issued on November 1, 2023. See Note 16 for more detail.

(c)	Warrants

The following table reflects the warrants issued and outstanding as of December 31, 2023:

Date granted	Expiry	Exercise price (CAD)	Issued	Exercised	Balance at December 31, 2023
03-Oct-2022	10-Jun-2027	$0.10	2,500,000	-	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	483,000	55,000	428,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000	-	5,000,000
			7,983,000	-	7,928,000
Weighted average exercise price					$0.39

17

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

15.	Share Capital (continued)

(d)	Stock Options

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the stock option outstanding as at December 31, 2023 are as follows:

Date issued	Expiry	Exercise price (CAD)	Balance at July 1, 2023	Granted	Balance at December 31, 2023
10-Feb-2023	04-Nov-2027	$0.75	2,759,000	-	2,759,000
04-Dec-2023	04-Dec-2028	$6.60	-	82,500	82,500
			2,759,000	82,500	2,841,500
Weighted average exercise price					$0.92
Weighted average remaining contractual life					3.88 years

As at December 31, 2023, no stock options were exercisable.

(e)	Restricted Stock Units

Details of the Restricted Stock Units (RSU) outstanding as at September 30, 2023 are as follows:

Date granted	Vesting Date	Granted	Distributed	Forfeited	Balance at December 31, 2023
4-Nov-2022	02-Aug-2023	250,000	-	-	250,000
13-Mar-2023	12-Mar-2024	7,500	-	-	7,500
13-Mar-2023	12-Mar-2025	7,500	-	-	7,500
		265,000	-	-	265,000

The weight average grant date price per share is $0.86.

18

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

16.	Acquisitions

Solar Alliance DevCo LLC

Abundant Solar Power (“ASP”) has an EPC agreement with Solar Alliance Energy Inc (“Solar Alliance”) to be engaged in the development, engineering, procurement, construction, and operations of solar energy facilities (US1 & VC1 projects). The US1 & VC1 projects reached PTO (permission to operation) in December 2022. According to the EPC agreement, ASP had fulfilled its performance obligation and was able to recognize EPC services revenue at the amount of $1,340,765 CAD ($1,082,345 USD) when US1 & VC1 projects were reached PTO.

On December 28, 2022, the Company entered into a promissory note with Solar Alliance converting a series of overdue accounts receivables of $1,206,004 (USD $891,158) since August 2022 to a note receivable. The promissory note bears interest rate of 15% per annum and was payable on a monthly basis.

On June 20, 2023, the Company settled the outstanding promissory note of $1,206,004 (USD $891,158) plus accrued interest of $111,821 (USD $82,203) through the acquisition of 67% of in Solar Alliance DevCo, a wholly-owned subsidiary of Solar Alliance, under the terms of membership interest purchase agreement. As a result of the acquisition, Solar Alliance DevCo operates as a subsidiary of ASP. Solar Alliance DevCo holds two solar energy facilities (US1 & VC1) which have reached commercial operation stage. As a result, the Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair values at the acquisition date.

The provisional allocation of the purchase consideration to the total fair value of net assets acquired is as follows:

Fair value of net assets acquired	$
Accounts receivable		407,210
Capital assets		937,194
Accounts payable		(25,851)
Tax equity liability		(460,607)
Identifiable net assets acquired		857,946
Non-controlling interest		(283,122)
Purchase consideration transferred		574,824

On acquisition, the purchase consideration transferred of $574,824 is the fair value of the promissory note plus accrued interest as of June 20, 2023. Hence, the Company recognized an impairment loss of $724,205 (USD $539,204) from the remeasurement of promissory note to its fair value as of the acquisition date. The impairment loss was recognized in profit and loss in the fiscal year ended June 30, 2023.

On December 4, 2023, ASP acquired the remaining 33% of Solar Alliance DevCo for $95,333 (USD $70,000). The 33% non-controlling interest was originally valued at $283,122 (USD $213,838) on acquisition date. Accordingly, a gain of $195,893 (USD $143,838) is recognized as other income in the statement of income (loss) and comprehensive income (loss) for the six months period ended December 31, 2023.

19

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

16.	Acquisitions (continued)

OFIT GM Inc. and OFIT RT Inc.

The Company entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “Projects”) for consideration of $432,510 cash and 278,875 common shares (the “Consideration Shares”) of the Company (the “OFIT Transaction”). The corporations OFIT GM and OFIT RT (the “Purchased Entities”) have been operating the Projects since 2017. The transaction closed on November 1, 2023. The shares of the Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the SPAs, the Company acquired 49.9% ownership of OFIT RT Inc. where Whitesand First Nation owns the remaining shares of OFIT RT Inc. The Company also acquired 49.9% ownership of OFIT GM Inc. where the Town of Kapuskasing owns the remaining shares of OFIT GM Inc. The shares owned by the Town of Kapuskasing have no voting right, hence, the Company controls and consolidate the Purchased Entities.

The acquisition of the Purchased Entities is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date.

Due to the timing of the acquisition and the ongoing collection of data necessary to value the acquired assets and liabilities, the identified assets acquired and liabilities assumed have been determined provisionally and purchase price allocation has not yet been finalized. Changes in the assumptions used in the valuation of these assets may affect the fair value resulting in a reallocation of purchase price to or from the amount recognized for goodwill. Any changes in these amounts will also result in a change in the relevant deferred tax liabilities recognized on the intangibles. The Company expects to finalize its purchase price allocation by the fourth quarter of fiscal 2024.

The President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and indirectly received one-third of the Consideration Shares. As a result, the Transaction is considered a related party transaction.

20

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

16.	Acquisitions (continued)

The preliminary fair value of consideration transferred from the acquisition of OFIT GM and OFIT RT Inc. consists of the following:

Fair value of net assets (liabilities) acquired	$	$	$
	OFIT GM	OFIT RT	Net
Cash	242,885	200,780	443,665
Accounts receivable	6,454	26,611	33,065
Prepaid	11,210	5,297	16,507
Capital assets	951,749	372,750	1,324,499
Current liabilities	(29,716)	(52,006)	(81,721)
Long-term loans	(1,759,062)	(658,217)	(2,417,279)
Identifiable net liabilities assumed at fair value	(576,480)	(104,785)	(681,265)
Goodwill arising on acquisition	4,247,318	1,441,909	5,689,227
Non-controlling interest at fair value	(1,839,090)	(669,899)	(2,508,989)
Purchase consideration transferred	1,831,748	667,225	2,498,973

Consideration paid in cash	232,263	200,247	432,510
Consideration paid in common shares	1,599,486	466,978	2,066,464
Total consideration	1,831,748	667,225	2,498,973

17.	Non-Controlling Interest

The following items affects non-controlling interest for the year ended December 31, 2023:

Solar Alliance DevCo LLC

On June 20, 2023, the Company (through ASP) acquired a 67% membership interest in two solar facilities. The remaining 33% membership was acquired on December 4, 2023. For the period of July 1 to December 4, 33% of net income or $7,023 was allocated to non-controlling interest.

OFIT GM and OFIT RT

On November 1, 2023, the Company acquired 49.9% interest in OFIT GM and OFIT RT. For the period of November 2 to December 31, 2023, net loss of $46,195 in OFIT GM and $11,858 in OFIT RT were allocated to non-controlling interest.

21

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

18.	Investment

On June 1, 2023, the Company acquired 200 limited partnership units of Solar Flow-Through 2012-I Limited Partnership from former partner unitholders for an aggregate purchase price of $4,200, and 31,230 limited partnership units of Solar Flow-Through 2013-I Limited Partnership for an aggregate purchase price of $718,290. On July 5, 2023, the Company acquired 42,500 limited partnership units of Solar Flow-Through 2016 Limited Partnership for an aggregate purchase price of $2,465,000.

The Company does not have significant influence over Solar Flow-Through Limited Partnerships subsequent to the purchase of units. No fair value adjustment is required as at December 31, 2023.

19.	Related Party Transactions

Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the three months ended December 31, 2023 and 2022 were as follows:

	Three Month Ended December 31,
	2023	2022
Short-term employee benefits	$303,029	$504,357
Share-based compensation	105,938	-

	Six Month Ended December 31,
	2023	2022
Short-term employee benefits	$610,628	$740,339
Share-based compensation	286,484	-

Short-term employee benefits include consulting fees and salaries made to key management personnel.

Related parties transactions

The OFIT transaction is considered a related party transaction due to the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and indirectly received one-third of the Consideration Shares. See note 16.

22

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

20.	Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	December 31, 2023	June 30, 2023
Long-term debt -non-current portion (note 12)	$2,811,979	759,259
Shareholders’ equity	$23,558,276	16,631,196

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

There has not been any significant change in capital management from the prior year.

21.	Segment reporting

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. The Company and its subsidiaries engage in one main business activity being the commercial, industrial, and residential solar business, hence, operating segment information is not provided.

The company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets by country for the three and six months ended and as at December 31, 2023 and 2022 are as follows:

	Revenue from external customers
	Three Months Ended December 31,		Six Months Ended December 31,
	2023	2022	2023	2022
Canada	$7,743,618	508,351	$8,079,929	523,261
United States	10,900,187	2,456,583	18,245,137	7,922,125
	$18,643,805	2,964,934	$26,325,066	8,445,386

23

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended December 31, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

21.	Segment reporting (continued)

	Non-current assets
	December 31, 2023	June 30, 2023
Canada	$10,259,314	879,941
United States	8,391,323	2,043,697
	$18,650,637	2,923,638

	Total assets		Total liabilities
	December 31, 2023	June 30, 2023	December 31, 2023	June 30, 2023
Canada	$19,310,094	11,219,868	$4,981,132	2,603,271
United States	36,825,555	13,739,128	27,596,241	5,724,529
	$56,135,649	24,958,996	$32,577,373	8,327,800

22.	Provisions and contingent liabilities

In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The Company, in cooperation with the town, is vigorously defending this suit. Two proceedings were filed and both proceedings were dismissed, but the Petitioners have appealed the first proceeding. Petitioner still has time to appeal the second dismissal, but an injunction against the on-going construction of the solar project was denied in the second proceeding. The cases do not represent a material threat to the Company.

24